

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

By Facsimile and U.S. Mail

Mr. Gregory H. Boyce
Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

> **Re:** **Peabody Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed September 10, 2007**
> **Response Letter Dated May 17, 2007**
> **Response Letter Dated June 26, 2007**
> **Response Letter Dated August 17, 2007**
> **File No. 001-16463**

Dear Mr. Boyce:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,

Jill Davis
Branch Chief
